BB 3/11

[redacted]

08029755

'ED STATES
XCHANGE COMMISSION
ton, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GlobaLink Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

529 E. Valley Blvd., Suite 228-C
(No. and Street)

San Gabriel, California 91776
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Junhua Liao 626-964-5966
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875 Los Angeles, CA 90064
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 28 2008
Washington, DC
102

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/18

OATH OR AFFIRMATION

I, Junhua Liao, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GlobaLink Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President / CEO

Title

Notary Public

PEONIE P. CHEN
COMM. #1713413
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Dec. 30, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2007

GLOBALINK SECURITIES, INC.
529 E. VALLEY BOULEVARD, SUITE 228-C
SAN GABRIEL, CA 91776

CONTENTS

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Globalink Securities, Inc.
San Gabriel, California

I have audited the accompanying statement of financial condition of Globalink Securities, Inc. (the Company) as of December 31, 2007 and the related statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2007 and the results of its operations, shareholders' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Joseph Yafeh, CPA

Los Angeles, California
January 31, 2008

GLOBALINK SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$ 112,712
Clearing broker's deposits	102,261
Commissions receivable	28,091
Property and equipment net of $98,971 depreciation	7,835
Other assets - nonallowable	25,124
TOTAL ASSETS	$ 276,023

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Commissions payable	83,256
Accounts payable	2,350
TOTAL LIABILITIES	85,606
SHAREHOLDERS' EQUITY	
Common stock - ($10 par value, 5,000 shares authorized, issued and outstanding)	50,000
Paid-in capital	2,139,830
Retained (Deficit)	(1,999,413)
TOTAL SHAREHOLDERS' EQUITY	190,417
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 276,023

See Accompanying Notes to Financial Statements

GLOBALINK SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES – Schedule, Page 12	$ 1,494,493
COST OF SALES	
Clearing house expense	258,232
Commissions	785,628
TOTAL COSTS	1,043,860
GROSS PROFIT	450,633
OPERATING EXPENSES - Schedule, Page 12	365,110
INCOME BEFORE TAX PROVISION	85,523
INCOME TAX PROVISION	
Federal	--
State	800
NET INCOME	$ 84,723

See Accompanying Notes to Financial Statements

GLOBALINK SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2006	5,000	$50,000	$2,139,830	$(2,084,136)	$105,694
Net Income				84,723	84,723
Balance, December 31, 2007	5,000	$50,000	$2,139,830	$(1,999,413)	$190,417

See Accompanying Notes to Financial Statements

GLOBALINK SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 84,723
Depreciation	15,412
	100,135
Changes in operating assets and liabilities:	
Clearing broker's accounts	(2,283)
Commissions receivable	34,422
Non allowable assets	(17,843)
Commissions payable	38,620
Accounts payable	(1,480)
Net cash provided by operating activities	151,571
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase of property equipment	(2,700)
CASH FLOW FROM FINANCING ACTIVITIES	
Loan Payment – Related Party	(41,000)
NET INCREASE IN CASH	107,871
Cash: Beginning of the Year	4,841
Cash: End of the Year	$ 112,712
SUPPLEMENTAL CASH FLOW INFORMATION	
Interest paid	$ --
Income taxes paid	$ 800

See Accompanying Notes to Financial Statements

NOTE 1 - NATURE OF THE BUSINESS

Globalink Securities, Inc. (the Company), formerly Palm Springs Retirement Investments Corporation (PSRIC), was incorporated in the State of California on January 3, 1992 and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers. The Company executes and clears all of its transactions through its two clearing brokers on a fully disclosed basis and, accordingly, is exempt from the provisions of Rule 15c3-3 under Subparagraph (k)(2)(ii).

The stock of PSRIC was purchased on July 16, 1997 by Wall Street Holding Company (WSHC), the parent company of Globalink Securities, Inc.

On August 1, 2002, the stock of WSHC was purchased by a sole shareholder.

In 2003 the Company returned, to the above sole shareholder, the majority amount of his capital and then a group of new investors took control of the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) **Revenue Recognition** - The Company recognizes revenue on a settlement date basis.

B) **Use of Estimates** - the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C) **Income Taxes** - Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB Statement No. 109, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities, however, see Note 4.

NOTE 3 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000) as defined under such provisions or 6.67% of aggregate indebtedness which ever is higher. See Page 9 for the computation of net capital.

In 2002, the Company's net capital requirement was decreased from $100,000 to $25,000 and then to $5,000.

NOTE 4 - INCOME TAXES

The Company files its Federal and state tax returns on the cash basis. Because of operating losses, approximately $2.7 million, carried forward from prior years, there is no Federal income tax and a minimum state tax of $800.

Because of the changes in ownership (See Note 1) the Company's historical losses (NOL's) get substantially reduced.

NOTE 5 - OFF BALANCE SHEET RISK

As discussed in Note 1, the customers' securities transactions are introduced on a fully disclosed basis with its clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to the transactions due to the possibility that customers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Leases - The Company has a new lease starting October, 2006 for three (3) years. The commitment is as follows:

2008	24,688
2009	19,072
	$43,760

In the normal course of business, the Company is occasionally named as a defendant in various legal matters. Presently, one arbitration is pending. Legal counsel has opined that there is a remote possibility of an unfavorable outcome although it is too uncertain to predict. Due to the uncertainty, nothing has been provided for in the financials.

NOTE 7 – RELATED PARTY TRANSACTION

The president borrowed $20,000 from the Company on November 29, 1007. This loan will be repaid in year 2008.

NOTE 8 – EXEMPTION FROM THE SEC RULE 15C-3

Globalink Securities, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore; Globalink Securities, Inc. is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph K 2 ii.

GLOBALINK SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 190,417
Haircut	(450)
Nonallowable assets - page 10	(32,959)
NET CAPITAL	$ 157,008
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness	$ 5,707
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,707
EXCESS CAPITAL	$ 151,301
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 148,447
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 85,606
Percentage of aggregate indebtedness to net capital	55%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net capital unaudited	$ 158,373
Unrecorded liabilities	(1,365)
Net capital audited	$ 157,008

See Accompanying Notes to Financial Statements

GLOBALINK SECURITIES, INC.
NONALLOWABLE ASSETS
DECEMBER 31, 2007

NONALLOWABLE ASSETS

Property and equipment	$ 7,835
[1] Other assets	25,124
	$ 32,959

(1)	Petty Cash	$ 100
	Loan Receivable- officer	20,000
	Security Deposit	4,310
	NASD CRD Deposit	714
		$25,124

See Accompanying Notes to Financial Statements

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF REVENUES AND OPERATING EXPENSES

Board of Directors
Globalink Securities, Inc.
San Gabriel, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of revenue and operating expenses for the year ended December 31, 2007 are presented for purposes of additional information and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Joseph Yafeh, CPA

Los Angeles, California
January 31, 2008

GLOBALINK SECURITIES, INC.
SCHEDULE OF REVENUE AND OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES	
Agency Commissions	$ 669,367
Mutual Funds	217,086
Insurance Commissions	135,762
Interest	56,671
Variable Product Commission	330,909
Trading Income	6,174
Other	78,524
TOTAL REVENUES	$1,494,493
OPERATING EXPENSES	
Accounting Fees	$ 8,422
Advertising	36,210
Auto Expenses	420
Depreciation	15,412
Food and Entertainment	1,689
Insurance	5,480
Licenses and Permits	1,243
NASD Dispute Resolution	2,393
Office Expense	10,471
Office Machine Rental	2,754
Payroll Taxes	13,713
Postage and Delivery	3,623
Professional Services	34,874
Registration	22,452
Rent	28,831
Salary	153,789
T1 Line	9,687
Taxes and Assessments	3,789
Telephone	1,954
Miscellaneous	7,904
TOTAL OPERATING EXPENSE	$ 365,110

See Accompanying Notes to Financial Statements

PART II

GLOBALINK SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2007

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Report of Independent Auditor
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Globalink Securities, Inc.
San Gabriel, California

In planning and performing my audit of the financial statements and supplemental schedules of Globalink Securities, Inc. (the "Company") for the year ended December 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
Globalink Securities, Inc.
San Gabriel, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
January 31, 2008